GOLDEN CREDIT CARD LIMITED PARTNERSHIP

Boris Kogut

Director and Chief Executive Officer

Golden Credit Card Limited Partnership

c/o Golden Credit Card GP Inc.

200 Bay Street, 12th Floor

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J5

October 22, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Benjamin Meeks and Mr. Jason Weidberg
Telephone Nos: (202) 551-7146 and (202) 551-6892

Re:	Golden Credit Card Limited Partnership Golden Credit Card Trust
Amendment No. 2 to Registration Statement on Form SF-3 (the "Registration Statement"); Filed March 14, 2024; File No. 333-269709

Ladies and Gentlemen:

According to Rule 461 under the Securities Act of 1933, as amended, Golden Credit Card Limited Partnership (the "Registrant"), requests the acceleration of the effective date of the above-captioned Registration Statement, which was filed on February 10, 2023, amended on June 7, 2023 and further amended on March 14, 2024 (as amended, the "Amended Registration Statement"), such that the Amended Registration Statement becomes effective at 10:00 a.m. on Thursday, October 24, 2024 or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GOLDEN CREDIT CARD LIMITED PARTNERSHIP

By:	GOLDEN CREDIT CARD GP INC., its managing general partner

By:	/s/ Boris Kogut
Name:	Boris Kogut
Title:	Director and Chief Executive Officer